Exhibit 99.1

SELECT FINANCIAL AND OPERATING INFORMATION
(stated in thousands of Canadian dollars,	Three months ended June 30,			Six months ended June 30,
except per share/unit amounts)	2010	2009	% Change	2010	2009	% Change

Revenue	$261,828	$209,597	24.9	$634,964	$658,042	(3.5)
EBITDA(1)	58,994	59,260	(0.4)	177,397	228,647	(22.4)
Net earnings (loss)	(66,547)	57,475	(215.8)	(4,530)	114,892	(103.9)
Cash provided by operations	142,004	212,554	(33.2)	162,628	414,150	(60.7)
Capital spending:
Upgrade capital expenditures	14,595	4,040	261.3	21,391	17,800	20.2
Expansion capital expenditures	7,089	86,283	(91.8)	7,776	147,445	(94.7)
Proceeds on sale	(6,146)	(1,887)	225.7	(7,299)	(7,829)	(6.8)

Net capital spending	15,538	88,436	(82.4)	21,868	157,416	(86.1)

Distributions declared	–	–	–	–	6,408	(100.0)
Net earnings (loss) per share/unit:
Basic	(0.24)	0.23	(204.3)	(0.02)	0.51	(103.9)
Diluted	(0.24)	0.22	(209.1)	(0.02)	0.50	(104.0)
Distributions declared per share/unit	$–	$–		$–	$0.04	(100.0)
Contract drilling rig fleet	351	388	(9.5)	351	388	(9.5)
Drilling rig utilization days:
Canada	3,684	2,499	47.4	13,889	9,981	39.2
United States	8,030	4,529	77.3	15,023	11,938	25.8
International	160	182	(12.1)	335	362	(7.5)
Service rig fleet	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	48,770	32,818	48.6	125,012	97,672	28.0

(1) EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization and foreign exchange. See “NON-GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS
	June 30,	December 31,	June 30,
(Stated in thousands of Canadian dollars, except ratios)	2010	2009	2009
Working capital	$343,533	$320,860	$253,663
Working capital ratio	3.4	3.5	2.6
Long-term debt(1)	$703,004	$748,725	$868,933
Total long-term financial liabilities	$730,106	$775,418	$893,769
Total assets	$4,194,948	$4,191,713	$4,521,430
Long-term debt to long-term debt plus equity ratio	0.21	0.22	0.24
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N  1

Precision Drilling Corporation

Management’s Discussion and Analysis

On June 1, 2010, as the result of a Plan of Arrangement approved by the holders of trust units of Precision Drilling Trust (the “Trust”) and the holders of Class B limited partnership units of Precision Drilling Limited Partnership on May 11, 2010 the Trust converted from an open-ended income trust to a corporation, “Precision Drilling Corporation”. Precision Drilling Corporation as the successor in interest to the Trust was accounted for as a continuity of interest whereby the consolidated financial statements for the three month and six month periods ended June 30, 2010 and comparables for the three month and six month periods ended June 30, 2009 reflect the financial position, earning results and cash flows as if Precision Drilling Corporation had always carried on the business formerly carried on by the Trust. Throughout this news release, references made to cash distributions reflect the business of the Trust that occurred prior to conversion from an open-ended income trust to a corporation.

Management’s Discussion and Analysis for the three and six month periods ended June 30, 2010 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at July 20, 2010 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Trust’s 2009 Annual Report, Annual Information Form, the unaudited June 30, 2010 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 16 of this report.

Revenue for the second quarter of 2010 totaled $262 million compared to $210 million for the same period of 2009. Precision reported a net loss of $67 million or $0.24 per diluted share for the three months ended June 30, 2010 compared to net earnings of $57 million or $0.22 per diluted share for the second quarter of 2009. The results for the second quarter of 2010 include a foreign exchange loss of $26 million and finance charges of $52 million which includes a non-cash charge of $24 million related to the amendment of the Corporation’s credit agreement during the second quarter of 2010. During the second quarter of 2009, Precision recognized a foreign exchange gain of $74 million and finance charges of $45 million.

The 25% increase in revenue for the second quarter of 2010 over the prior year was due to a year-over-year increase in utilization days in Canada and the United States partially offset by lower average revenue per day in both market areas. The mix of drilling rigs working under term contracts versus well-to-well contracts put downward pressure on average pricing during the quarter. Revenue in Precision's Contract Drilling Services segment increased 22% while revenue increased 47% in the Canadian based Completion and Production Services segment in the second quarter of 2010 compared to the prior year quarter.

Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $59 million for both the second quarter of 2010 and 2009. EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) see “Non-GAAP Measures” in this report. Flat EBITDA between the two years is due to the increase in drilling activity being offset by lower average drilling revenue per day in both the Canadian and United States drilling markets. EBITDA margin, calculated as EBITDA as a percentage of revenue, was 23% for the second quarter of 2010 compared to 28% for the same period in 2009. The five percentage point decline in EBITDA margin was primarily attributable to lower market pricing for new work, fewer idle but contracted rig days and a lower term contract mix. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to limit margin declines.

2  M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Revenue for the first quarter of 2010 was $373 million and EBITDA totaled $118 million. Second quarter 2010 revenue and EBITDA were lower than first quarter 2010 due to the seasonality of oilfield service activity in Canada known as “spring break-up”. This is a time in Canada where drilling rigs cannot change locations due to road conditions and normally occurs in March to June of each year.

For the six months ended June 30, 2010, Precision reported a net loss of $5 million or $0.02 per diluted share compared to net earnings of $115 million or $0.50 per diluted share for the same period of 2009. Revenue for the first half of 2010 was $635 million compared to $658 million for the corresponding period of 2009. EBITDA totaled $177 million for the first half of 2010 compared to $229 million in the first half of 2009. Higher activity levels in 2010 were offset by lower average drilling revenue per day in the Corporation’s operating areas. Results for the first half of 2010 include a foreign exchange loss of $6 million as compared to a gain of $42 million for the first half of 2009.

In the Contract Drilling Services segment, Precision currently owns 351 contract drilling rigs, including 200 in Canada, 148 in the United States and three rigs in international locations and 85 drilling rig camps. Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 79 water treatment units and a broad mix of rental equipment.

During the quarter an average of 40 drilling rigs worked in Canada (affected by spring break-up) and 90 in the United States and Mexico totaling an average of 130 rigs working. This compares with an average of 193 rigs working in the first quarter of 2010 and 79 rigs in the second quarter a year ago.

Precision’s priorities for 2010 are threefold. The first is to continue to deliver the high performance, high value level of services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation. Second, Precision continues to improve its balance sheet, which provides financial flexibility and liquidity to be able to seize market opportunities, our third priority. To that end the second quarter has been successful. Precision repaid its Term B debt by $78 million and reduced the overall effective interest rate on its debt by 1.4 percent. Additionally, Precision increased its 2010 new rig build program to nine rigs. Five of these rigs are Super Single rigs, two for deployment in the United States and three for Canada. The remaining four are Super Triple rigs all projected to work in the United States. Four of the projected new builds rigs are currently under term contract and discussions are ongoing with customers on the other five rigs. From the previously announced capital expenditure plan of $122 million Precision is planning an additional $106 million for new rigs and $16 million for rig upgrades to increase capability for horizontal drilling. Total capital spending for 2010 is now estimated at $189 million with the remaining $55 million to be spent in 2011.

Drilling in Canada for 2010 to date is outpacing the drilling activity of 2009. In the United States, the industry and Precision have experienced improving utilization as customer spending has increased due principally to higher oil prices.

Oil and natural gas prices during the second quarter of 2010 were higher than a year ago. For the second quarter of 2010 AECO natural gas spot prices averaged $3.90 per MMBtu, 13% higher than the second quarter 2009 average of $3.46 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.31 per MMBtu in the second quarter of 2010 an increase of 16% over the second quarter 2009 average of US$3.70 per MMBtu. West Texas Intermediate crude oil averaged US$77.88 per barrel during the quarter compared to US$59.69 per barrel in the same period in 2009.

P R E C I S I O N   D R I L L I N G   C O R P O R AT I O N  3

Summary for the three months ended June 30, 2010:

•
Precision continued to improve its balance sheet by amending its credit agreement and reduced its debt by making a principal repayment of US$74 million on June 30, 2010. Additionally, the Corporation increased its revolving credit facility to US$410 million during the second quarter of 2010, an increase of US$150 million. As at June 30, 2010 Precision’s debt to capitalization ratio was 0.21 and Precision had a cash balance of $186 million and in combination with its revolving credit facility and demand operating lines, continued to carry ample liquidity.

•
Operating earnings were $20 million, a decrease of $11 million or 37% from the second quarter in 2009 and were 8% of revenue, compared to 15% in 2009. Operating earnings margins per day were negatively impacted by declines in customer pricing for most of Precision’s service offerings over the same period in 2009.

•
Financial charges were $52 million, an increase of $7 million due to the amortization of deferred financing costs resulting from the amendment of the credit agreement and the early payment of debt balances partially offset by lower interest costs due to the reduction in long-term debt over the prior year period. The 2010 quarter includes $24 million of non- cash financing charges related to the credit agreement amendment.

•
The majority of Precision’s credit facilities are denominated in U.S. dollars. During the quarter the U.S. dollar strengthened in relation to the Canadian dollar giving rise to an unrealized translation loss which accounted for most of the $26 million foreign exchange loss recognized in the quarter.

•
Capital expenditures for the purchase of property, plant and equipment were $22 million in the second quarter, a decrease of $69 million over the same period in 2009. Capital spending for the second quarter of 2010 included $7 million on expansionary capital initiatives and $15 million on the upgrade of existing assets.

•
Average revenue per utilization day for contract drilling rigs decreased in the second quarter of 2010 to US$18,733 from the prior year second quarter of US$24,817 in the United States and decreased in Canada from $18,335 in the second quarter of 2009 to $16,309 for the second quarter of 2010. The decrease in revenue rates for the second quarter in the United States reflects the reduction of rigs working under term contracts, more rigs working under well- to-well contracts and the mix of turnkey operations. These figures also include US$2 million in revenue generated from idle but contracted rigs associated with term customer contracts, a reduction of US$15 million compared to the prior year second quarter. In addition, 2009 included US$6 million in revenue for early contract terminations. Turnkey revenue for the second quarter of 2010 was US$20 million generated from 356 utilization days compared with US$9 million from 142 days in 2009. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $588 in the second quarter of 2010 compared to $604 in the second quarter of 2009.

4  M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

•
Average operating costs per day for drilling rigs decreased in the second quarter of 2010 to US$12,626 from the prior year second quarter of US$14,405 in the United States and from $10,685 to $10,318 in Canada. The cost decrease in Canada was primarily due to rig mix with a higher percentage of spot market work for the double and single rigs which are lower cost rigs and a crew wage reduction implemented on May 1, 2009. In the United States the decrease was due to labour costs and a higher activity level. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $491 in the second quarter of 2010 as compared to $507 in the second quarter of 2009.

Summary for the six months ended June 30, 2010:

•	Revenue was $635 million, a decrease of $23 million or 4% from the prior year due to lower customer pricing partially offset by higher activity.

•	Operating earnings were $92 million, a decrease of $64 million or 41% from 2009. Operating earnings were 15% of revenue, compared to 24% in 2009.

•
Capital expenditures for the purchase of property, plant and equipment were $29 million in 2010, a decrease of $136 million over the same period in 2009, and included $8 million on expansionary capital initiatives and $21 million on the upgrade of existing assets. During the first six months of 2009, 14 newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and seven in the United States.

•
Financial charges were $81 million, a decrease of $3 million from the prior year as reduced interest charges were offset by increased amortization of deferred financing costs from the repayment of debt.

•
During the first half of the year Precision recorded a foreign exchange loss of $6 million compared to a $42 million gain in 2009. A significant component of these results relates to the translation of Precision’s U.S. dollar denominated credit facilities.

•	General and administrative costs were $49 million which were in-line with the prior year.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N   5

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that help mitigate the effects of lower dayrate spot market contracts. Precision expects to have an average of approximately 82 rigs committed under term contract in North America in the third quarter of 2010 and an average of 68 rigs contracted for the fourth quarter of 2010. In Canada, term contracted rigs generate from 200 to 250 utilization days per rig year due to the seasonal nature of well access whereas in the United States they generate about 350 utilization days per rig year in most regions.

For all of 2010, Precision expects to have an average of approximately 78 rigs under term contract, with 41 rigs contracted in the United States, 36 in Canada and 1 in Mexico. For 2011, based on the current position, Precision expects to have an average of 24 rigs in Canada under term contract and 21 in the United States, for a total of 45 for the full year. As noted earlier in this report, Precision has recently added two term contracts for new build Super Series rigs expected to go to work in 2010 and 2011.

Capital expenditures are expected to be approximately $189 million for 2010, with approximately $121 million for upgrade and maintenance capital to existing equipment fleets and $68 million for expansion capital. Capital expenditures for rig tier improvements are included in upgrade capital. The expansion capital program includes nine new build Super Series rigs and additional rental and water treatment equipment. New rig build expansion capital of $55 million is estimated to be incurred in 2011 to complete the 2010 rig build program.

The first half of 2010 experienced higher drilling activity in Canada than the prior year and United States drilling activity continues to make improvements. The demand for energy is rising as the global economies are starting to improve and move out of the bottom of the recession. There is also increased liquidity in the capital markets as well as higher oil commodity prices which is providing some of Precision’s customers’ liquidity to increase drilling programs. The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. According to industry sources, as at July 16, 2010, the United States active land drilling rig count was up about 76% from the same period in the prior year while the Canadian drilling rig count had increased about 140%. Even with the year-over-year improvements in rig utilization, there has been virtually no change in spot market dayrates charged to customers in Canada, and only modest improvements in dayrates in the United States. As drilling rigs complete term contracts and move to lower dayrate spot market contracts, Precision’s average revenue per working day will decline. The pace of average decline is slowing as tier I and tier II asset class utilization continues to improve.

Natural gas production in the United States has remained strong despite reduced drilling activity over the last eighteen months. United States natural gas storage levels are currently near the upper range of the five-year average but slightly below storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and natural gas liquids drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count as at July 16, 2010 was 138% higher than it was a year ago. Precision has more equipment working in oil related plays than at any time in the last 20 years; however, over half of Precision’s current active rig count is drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels. To date, there has been little change in customers’ natural gas drilling plans. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current demand for oil and liquids rich natural gas drilling, Precision believes a reduction in gas directed drilling would be offset by an increase in oil and gas liquids rich drilling.

Despite near term challenges, the future of the global oil and gas industry remains promising. For Precision, 2010 represents an opportunity to demonstrate our value to customers through delivery of high performance, high value services that deliver low customer well costs and strong margins to Precision.

6   M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars)	2010	2009	% Change	2010	2009	% Change

Revenue:
Contract Drilling Services	$226,241	$185,226	22.1	$539,702	$575,105	(6.2)
Completion and
Production Services	37,548	25,590	46.7	101,030	88,565	14.1
Inter-segment eliminations	(1,961)	(1,219)	60.9	(5,768)	(5,628)	2.5
	$261,828	$209,597	24.9	$634,964	$658,042	(3.5)
EBITDA:(1)
Contract Drilling Services	$63,197	$66,954	(5.6)	$173,759	$222,449	(21.9)
Completion and
Production Services	4,728	3,017	56.7	21,317	21,566	(1.2)
Corporate and other	(8,931)	(10,711)	(16.6)	(17,679)	(15,368)	15.0
	$58,994	$59,260	(0.4)	$177,397	$228,647	(22.4)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N   7

(stated in thousands of Canadian dollars,	Three months ended June 30,					Six months ended June 30,
except where noted)	2010		2009		% Change	2010		2009		% Change

Revenue:		$226,241		$185,226	22.1		$539,702		$575,105	(6.2)
Expenses:
Operating		150,183		106,208	41.4		338,833		322,313	5.1
General and administrative		12,861		12,064	6.6		27,110		30,343	(10.7)
EBITDA(1)		63,197		66,954	(5.6)		173,759		222,449	(21.9)
Depreciation		33,603		23,434	43.4		72,053		61,397	17.4
Operating earnings(1)		$29,594		$43,520	(32.0)		$101,706		$161,052	(36.8)
Operating earnings as
a percentage of revenue		13.1%		23.5%			18.8%		28.0%
Drilling rig revenue per
utilization day in Canada		$16,309		$18,335	(11.0)		$15,723		$18,487	(15.0)
Drilling rig revenue per utilization
day in the United States(2)	US$	18,733	US$	24,817	(24.5)	US$	18,721	US$	25,079	(25.4)

(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	200	806	226	868
Drilling rig operating days (spud to release)	3,388	14,918	2,272	8,411
Drilling rig operating day utilization	18%	20%	11%	11%
Number of wells drilled	317	1,160	256	766
Average days per well	10.7	12.9	8.9	11.0
Number of metres drilled (000s)	645	2,461	420	1,267
Average metres per well	2,035	2,122	1,642	1,653
Average metres per day	190	165	185	151

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	200	806	226	868
Drilling rig operating days (spud to release)	12,499	53,314	8,871	36,568
Drilling rig operating day utilization	34%	37%	22%	23%
Number of wells drilled	1,257	4,724	932	3,674
Average days per well	9.9	11.3	9.5	10.0
Number of metres drilled (000s)	2,169	8,334	1,430	5,270
Average metres per well	1,726	1,764	1,534	1,434
Average metres per day	174	156	161	144

(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(3)	2010		2009
	Precision	Industry(4)	Precision	Industry(4)
Average number of active land rigs for quarters ended:
March 31	78	1,297	82	1,287
June 30	88	1,464	50	885
Year to date average	83	1,380	66	1,086

(3)	United States lower 48 operations only.
(4)	Baker Hughes rig counts.

8  M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Contract Drilling Services segment revenue for the second quarter of 2010 increased by 22% to $226 million while EBITDA decreased by 6% to $63 million compared to the same period in 2009. The increase in revenue was due to the higher drilling rig activity in both Canada and the United States. The decrease in EBITDA was due to lower average pricing in both the United States and Canada which more than offset the increase in activity.

Activity in North America was impacted by increased customer demand due to the improvement in global oil prices and, to a lesser degree, modest improvements in North American natural gas prices. Despite the increase in utilization rates, drilling rig revenue per utilization day in Canada was down 11% over the prior year due to declines in spot market dayrates year-over-year. During the quarter, 38% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 57% in 2009 while in the United States 49% of utilization days were generated from rigs under term contract compared with 79% in 2009. Proportionately lower utilization days from term contract rigs resulted in lower average revenue per day in both Canada and the United States. As at the end of the quarter in the United States there were 44 drilling rigs working under term contracts and another two rigs idle but contracted where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the second quarter of 2010 were 3,684, an increase of 47% compared to 2,499 in 2009. Drilling rig activity for Precision in the United States was 77% higher than the same quarter of 2009 due to the recovery of drilling rig activity which began in the second quarter of 2009. Precision had two rigs working in Mexico during both periods. Precision's camp and catering division experienced an activity increase of 17% over the prior year second quarter.

Contract Drilling Services operating costs were 66% of revenue for the quarter compared to 57% for the prior year quarter. The increase was due to the mix of rigs working as a higher proportion of work was derived from competitive spot market activity. On a per day basis, operating costs for the drilling rig division in Canada were 3% lower than the prior year quarter due to a reduction in crew wages and the differences in rig mix as 2010 had a higher proportion of days from single and double rigs which typically require less ancillary equipment. Operating costs for the quarter in the United States on a per day basis were down from the comparable period in 2009 due to a reduction in crew wages.

Quarterly depreciation in the Contract Drilling Services segment increased 43% from the prior year due to the increase in activity in both Canada and the United States. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N    9

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

Revenue
EBITDA
80
60
40
20
($ millions)
2006
2007
2008
2009
2010

For the three months ended June 30,

Revenue per Service Rig Operating Hour
Service Rig Operating Hours
1,000
750
500
250
Revenue per operating hour ($)
200
150
100
50
Operating hours (thousands)
2006
2007
2008
2009
2010

For the three months ended June 30,

Revenue
EBITDA
250
200
150
100
50
($ millions)
2006
2007
2008
2009
2010

For the six months ended June 30,

Revenue per Service Rig Operating Hour
Service Rig Operating Hours
1,000
750
500
250
Revenue per operating hour ($)
250
200
150
100
50
Operating hours (thousands)
2006
2007
2008
2009
2010

For the six months ended June 30,

(stated in thousands of Canadian dollars,	Three months ended June 30,			Six months ended June 30,
except where noted)	2010	2009	% Change	2010	2009	% Change

Revenue	$37,548	$25,590	46.7	$101,030	$88,565	14.1
Expenses:
Operating	30,824	20,463	50.6	75,476	62,528	20.7
General and administrative	1,996	2,110	(5.4)	4,237	4,471	(5.2)
EBITDA(1)	4,728	3,017	56.7	21,317	21,566	(1.2)
Depreciation	4,552	3,698	23.1	10,553	8,691	21.4
Operating earnings(1)	$176	$(681)	n/m	$10,764	$12,875	(16.4)

Operating earnings as
a percentage of revenue	0.5%	(2.7)%		10.7%	14.5%
Well servicing statistics:
Number of service rigs
(end of period)	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	48,770	32,818	48.6	125,012	97,672	28.0
Service rig operating
hour utilization	27%	16%		34%	24%
Service rig revenue per
operating hour	$588	$604	(2.6)	$616	$689	(10.6)

(1) Non-GAAP measure. See “NON-GAAP MEASURES”.
n/m – calculation not meaningful.

10   M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A LY S I S

Completion and Production Services segment revenue for the second quarter increased by 47% from 2009 to $38 million and EBITDA increased by 57% to $5 million. The increase in revenue is attributed to an increase in operating hours partially offset by lower rates for services rendered and the increase in EBITDA is the result of higher activity along with a decrease in variable costs.

Service rig activity increased 49% from the prior year period, with the service rig fleet generating 48,770 operating hours in the second quarter of 2010 compared with 32,818 hours in the prior year quarter for utilization of 27% and 16%, respectively. The increase was a result of higher service rig demand for completions of new wells along with production maintenance of existing wells, both with an emphasis on oil wells. New well completions accounted for 13% of service rig operating hours in the second quarter compared to 7% in the same quarter in 2009.

Average service rig revenue decreased $16 per operating hour to $588 from the prior year period due to the current pricing pressure in the industry.

Lower revenue rates were offset by lower crew wages that ultimately led to a slight increase in operating expenses as a percent of revenue from 80% in the second quarter of 2009 to 82% for the same period in 2010. Operating costs per operating hour have decreased over the comparable period in 2009 due primarily to lower wages, higher activity offsetting fixed costs and cost reduction initiatives.

Depreciation in the Completion and Production Services segment in the second quarter of 2010 was 23% higher than the prior year due to higher equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses decreased by 17% to $9 million in the second quarter of 2010 compared to $11 million in the same period of 2009. The decrease was primarily due to the difference in employee incentive compensation expense.

OTHER ITEMS

Net financial charges were $52 million for the second quarter of 2010 which was up from $45 million when compared to the prior year quarter. The increase is attributable to the accelerated amortization of non-cash deferred financing costs in the quarter and costs associated with the secured credit agreement amendment offset by a reduction in cash interest costs due to the significant reduction in long-term debt.

The Corporation had a foreign exchange loss of $26 million during the second quarter of 2010 due to the strengthening in the United States dollar relative to the Canadian dollar, as the majority of the Corporation’s credit facilities are denominated in United States dollars.

The effective tax rate for 2010 is the result of income, capital and state taxes incurred in a period of low pretax earnings while the income tax recovery in 2009 was primarily a result of tax deductions available in-line with taxable earnings.

LIQUIDITY AND CAPITAL RESOURCES

In June 2010, Precision converted to a corporation pursuant to a Plan of Arrangement under the Business Corporations Act of Alberta. Precision obtained approval for the conversion from its unitholders in conjunction with its 2010 Annual and Special Meeting of Unitholders held on May 11, 2010. An information circular and proxy statement was mailed to unitholders in connection with the meeting.

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

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Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new rig build programs require 2 – 5 year term contracts in order to mitigate capital recovery risk. To capitalize on market opportunities Precision increased its anticipated capital expenditures by $67 million to a total of $189 million in 2010. The increase is primarily attributed to the 2010 nine new rig build program.

In managing foreign exchange risk, Precision endeavours to align the currency of the majority of its debt obligations and capital expenditures with the currency of the supporting operating cash flows. Interest rate risk is partially managed through hedging activities and by reducing debt.

During the second quarter of 2010 Precision used $41 million in operating cash inflow combined with a $101 million increase in non-cash working capital to fund $11 million in net capital spending and $80 million in long-term debt reduction and financing costs. Liquidity remains sufficient as Precision had a cash balance of $186 million and the US$410 million revolver in its senior secured credit facility (“Secured Facility”) remains undrawn except for $30 million in outstanding letters of credit as at June 30, 2010. In addition to the Secured Facility, Precision has available $26 million in operating facilities (net of letters of credit of $15 million) which is used for working capital management. During the current quarter, working capital decreased by $50 million over the first quarter of 2010 to $344 million.

On June 30, 2010, the Corporation amended the terms of the Secured Facility to lower the LIBOR floor for the Term Loan B facility to 1.75% from 3.25% and lower the LIBOR interest rate margin on existing loans under the Term Loan B facility to 5.0% from an average interest rate margin of 6.45% . The Secured Facility was also amended to provide for the payment in certain circumstances by the Corporation to lenders under the Term Loan B facility of a fee equal to 1.0% of the aggregate principal amount of loans subsequently prepaid or re-priced under the Term Loan B facility on or prior to June 30, 2011. In connection with the amendments to the Secured Facility, non-consenting holders of US$74 million in loans under the Term Loan B facility were repaid by the Corporation with cash on hand. After the amendment the current blended cash interest cost of Precision’s debt is approximately 7.0% . Precision may consider further voluntary long-term debt reduction as industry fundamentals stabilize and operating cash flow forecasts become clearer. As at June 30, 2010, approximately $629 million was outstanding under the Secured Facility and $175 million was outstanding under the unsecured facility.

During the second quarter of 2010 Precision amended the terms of the Secured Facility to increase the size of the revolving credit facility to US$410 million from US$260 million. In addition, a subsidiary of Precision arranged a new secured operating facility in the amount of US$15 million with a U.S. bank. Advances under this facility are at the bank’s prime lending rate.

As at June 30, 2010 the Corporation was in compliance with the covenants under the Secured Facility. Precision expects to remain in compliance with financial covenants under its Secured Facility and have complete access to credit lines during 2010. The Secured Facility contains customary covenants including three financial covenants: a leverage ratio; interest coverage ratio; and fixed charge coverage ratio.

During the first quarter of 2010, Precision amended certain covenants and terms contained in the Secured Facility. These amendments included an increase in the leverage ratio test from 3.00:1 to 3.50:1 through December 31, 2011, a decrease in the interest coverage ratio test from 3.00:1 to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

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QUARTERLY FINANCIAL SUMMARY

(stated in thousands of Canadian dollars, except per share/unit amounts)
		2009		2010
Quarters ended	September 30	December 31	March 31	June 30

Revenue	$253,337	$286,067	$373,136	$261,828
EBITDA(1)	85,739	92,615	118,403	58,994
Net earnings (loss):	71,696	(24,885)	62,017	(66,547)
Per basic share/unit	0.26	(0.09)	0.23	(0.24)
Per diluted share/unit	0.25	(0.09)	0.22	(0.24)
Cash provided by continuing operations	19,948	70,631	20,624	142,004
Distributions - declared	$–	$–	$–	$–

`		2008		2009
Quarters ended	September 30	December 31	March 31	June 30

Revenue	$285,639	$335,049	$448,445	$209,597
EBITDA(1)	118,820	134,795	169,387	59,260
Net earnings:	82,349	92,376	57,417	57,475
Per basic share/unit	0.61	0.67	0.30	0.23
Per diluted share/unit	0.61	0.66	0.28	0.22
Cash provided by continuing operations	3,241	82,904	201,596	212,554
Distributions - declared	$49,046	$77,551	$6,408	$–
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings (loss), EBITDA as derived from information reported in the Consolidated Statements of Earnings (Loss) and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings (loss) under GAAP, as disclosed in the Consolidated Statement of Earnings (Loss) and Retained Earnings, to EBITDA.

	Three months ended June 30,		Six months ended June 30,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

EBITDA	$58,994	$59,260	$177,397	$228,647
Add (deduct):
Depreciation and amortization	(39,354)	(28,222)	(84,988)	(72,171)
Foreign exchange	(26,085)	74,060	(6,333)	41,569
Finance charges	(52,242)	(44,881)	(80,971)	(83,551)
Income taxes	(7,860)	(2,742)	(9,635)	398
Net earnings (loss)	$(66,547)	$57,475	$(4,530)	$114,892

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Operating Earnings

Management believes that in addition to net earnings (loss), operating earnings as reported in the Consolidated Statements of Earnings (Loss) and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

	Three months ended June 30,		Six months ended June 30,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

Operating earnings	$19,640	$31,038	$92,409	$156,476
Add (deduct):
Foreign exchange	(26,085)	74,060	(6,333)	41,569
Finance charges	(52,242)	(44,881)	(80,971)	(83,551)
Income taxes	(7,860)	(2,742)	(9,635)	398
Net earnings (loss)	$(66,547)	$57,475	$(4,530)	$114,892

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Precision is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year will be required on the effective date.

Regular project updates are being provided to senior management and the steering committee. The IFRS project manager continues to participate in industry peer group meetings to discuss IFRS related best practices. Precision’s IFRS project is progressing and is on schedule.

A detailed update to the key impact areas was provided in the 2009 Annual Report.

With respect to the key areas identified in previous reports, the following is a brief summary of their progress:

Capital Assets

Precision’s IFRS project team is monitoring the implementation of changes to the Enterprise Resource Planning system and providing support and training to accounting and finance staff as needed. New reports are being designed to facilitate quality review of IFRS financial data. Controls over financial reporting of the capital and asset management process are being reviewed and necessary changes are being made to the control documentation. No major changes are expected to arise from the review.

Precision’s capital policy and procedures for property, plant and equipment accounting are being revised to reflect changes to accounting practices and processes and provide more guidance to operations and finance on daily accounting for capital transactions.

Precision will be implementing an idle asset depreciation policy and is currently evaluating various policy choices.

In addition, as required under IFRS Precision is reviewing and assessing alternatives relating to the capitalization of borrowing costs to capital assets.

The IFRS project team is in the process of quantifying changes to depreciation and amortization expense as a result of historical application of IFRS with respect to property, plant and equipment. The change to depreciation under IFRS is expected to result in higher expense.

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Financial Statement Disclosure

Sample IFRS financial statements were drafted in the second quarter of 2010 and are currently being reviewed by senior management. Disclosure requirements are being reviewed by management and incorporated into these financial statements.

Income Taxes

Areas where temporary taxable differences could arise due to transition to IFRS are being reviewed.

Impairments

Impairment assessments and in certain instances impairment calculations are required to be completed on initial transition to IFRS. Initial testing has been completed and is being reviewed to determine the impact, if any, to the financial statements.

IFRS 1 – First Time Adoption

IFRS 1 provides onetime accounting choices in the form of mandatory and optional exemptions. Precision has identified the preferred IFRS 1 elections and is completing the calculations to estimate the financial statement impact.

Precision will elect to capitalize borrowing costs on a prospective basis as allowed by IFRS 1 and is currently considering the restatement of past business acquisitions. Precision is likely to elect to restate its recent acquisition of Grey Wolf under the principles outlined in IFRS 3 – Business Combinations.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of June 30, 2010 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at June 30, 2010.

During the quarter ended June 30, 2010 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: global demand for energy is rising; the rig count and utilization will continue to increase; increased liquidity in capital markets and higher oil commodity prices provide liquidity for customers to increase drilling programs; United States activity levels will continue to improve with oil and gas liquids rich activity leading the way; amount and timing of capital expenditures; the potential for further reduction in natural gas drilling and related activity; the outcome of discussions regarding potential new build opportunities for rigs; the marketability of upgraded rigs; the number of rigs under term contract and the trend to move to spot market dayrates upon expiry; a reduction in gas directed drilling would be offset by an increase in oil and gas liquids rich drilling; and dayrate levels.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

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